Exhibit 99.1

A DISSIDENT IS TRYING TO TAKE CONTROL OF YOUR COMPANY.

DON’T LET THAT HAPPEN. CHOOSE PROVEN PERFORMANCE,

NOT VAGUE PROMISES AND AN UNCERTAIN FUTURE.

A vote for the Timmins Gold	With Sentry’s dissident
Nominees gets you:	nominees you get:

VOTE FOR THE TIMMINS GOLD NOMINEES ON THE WHITE FORM OF PROXY TODAY

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Letter to Shareholders

June 23, 2014

Dear Fellow Shareholder:

You have an important choice to make about the future of your company, one that could significantly impact the value of your investment in Timmins Gold.

At the shareholders meeting on July 31, we urge you to elect the Timmins Gold Nominees to lead your Company’s future growth. REJECT the dissident nominees. They have no strategy and no management team. They offer only an uncertain future.

The seven Timmins Gold Nominees, of whom six are independent, have more than 170 years of combined mining and related business experience. The Timmins Gold Nominees have proven track records and the expertise and skills to meet the needs of your Company.

Each of the Timmins Gold Nominees shares our commitment to building long-term value for all shareholders. If elected, they intend to continue to evaluate and execute on the Company’s proven business strategy that has provided a 440% shareholder return since the initial public offering in 2006 and has increased year-over-year production by 154% since 2010.

The Timmins Gold Nominees include four new experienced and independent nominees who will bring unequalled technical, operational, financial and market expertise to our Board. These are the very best candidates identified through a rigorous Board renewal process undertaken by the Special Committee of independent directors formed to oversee the Company’s response to the dissident campaign by Sentry Investments Inc.

As part of the Board renewal process, the Special Committee:

—	took into account Sentry’s expressed concerns;

—	engaged an independent legal advisor and Korn Ferry International, the leading international executive search firm;

—	received input from some of the Company’s largest shareholders; and

—	received input from RBC Capital Markets, which Timmins Gold has engaged as its financial advisor.

The Board and the new nominees believe that the Board renewal process achieves many of the objectives sought by the dissident that are also of benefit to all shareholders. Moreover, the renewed Board will preserve the knowledge and experience of Timmins Gold’s operational and corporate management as well as the trust of local communities, if the Timmins Gold Nominees are elected. This knowledge, experience and trust will be lost if a dissident board is elected.

Your vote FOR the Timmins Gold Nominees is a vote:

FOR continued superior execution on a strategy that delivers results

The choice is clear. VOTE FOR the Timmins Gold Nominees, an expert, independent board who will oversee a management team with proven operating results. A vote for the Timmins Gold

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	1

Nominees is a vote for continued superior execution on our strategy that has already delivered a 440% shareholder return since the initial public offering in 2006.

Under the leadership of our Board and management team, Timmins Gold has flourished and continues to generate significant cash flow despite challenging economic conditions and weak gold prices. Your Company has consistently outperformed its peers and the change in the spot price of gold as shown below:

(1)

Alamos Gold Inc., AuRico Gold Inc., Endeavour Silver Corp, Fortuna Silver Mines Inc., Kirkland Lake Gold Inc., Lake Shore Gold Corp, Luna Gold Corp, San Gold Corporation, Silvercrest Mines Inc., St. Andrews Goldfields Ltd., Troy Resources Limited.

(2)

Alamos Gold Inc., Argonaut Gold Inc., Allied Nevada Gold Corp, AuRico Gold Inc., B2Gold Corp, Endeavour Silver Corp, Fortuna Silver Mines Inc., Kirkland Lake Gold Inc., Lake Shore Gold Corp, Luna Gold Corp, McEwen Mining Inc., Primero Mining Corp, Rio Alto Mining Limited, San Gold Corporation, Silvercrest Mines Inc., St. Andrews Goldfields Ltd., Troy Resources Limited.

Your Company has also won the confidence of the investment community. Of the 14 investment banks that actively publish research on Timmins Gold, nine have given us superior ratings recommendations (buy or outperform). Here is a sampling of the positive comments from analyst reports after our first quarter results announcement on April 29, 2014:

—	“This was another solid, free cash flow positive quarter for Timmins” (TD Securities Inc.)

—	“Smooth operations, well-cashed balance sheet” (Cowen and Co.)

—	Timmins Gold is “one of the few companies producing positive free cash flow at current gold prices” (Dundee Capital Markets)

—	“Timmins is a solid operating group doing what it said it was going to do, exceeding expectations the first part of the year and operating in a very safe part of the world” (GMP Securities L.P.)

Moreover, Timmins Gold has initiated a strategic review process. While the Company will continue to execute on its strategy that has delivered superior shareholder returns, the strategic review process will enable the Company to:

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	2

—	conduct a critical analysis of the Company’s existing strategy, business plan, market valuation, and capital structure;

—	review and identify key market and industry trends, opportunities and challenges;

—	explore and evaluate various alternatives to enhance shareholder value which may be available to the Company.

The strategic review process will be overseen by the Special Committee of independent directors, which will be re-constituted with independent members of the new Board of Directors following the election.

FOR a management team whose interests are aligned with all shareholders’ interests

We believe a key reason for our continued success is the strong alignment of interests between management and our shareholders. Our CEO and our President are among our top ten shareholders, with a significant combined ownership of 3.3% of the issued and outstanding shares. Accordingly, the interests of management are fully aligned with those of all shareholders and their decisions are made with a view to building long-term shareholder value.

FOR an enhanced, independent Board that is responsive to shareholders

Corporate governance is important to us, which is why developing the Company’s approach to corporate governance is a continual process that is built into our Board mandate. Prior to this year, through a continual and measured Board renewal process, we added four new independent directors in the past three and a half years, including a new independent director as recently as December 2013.

As discussed in more detail in the accompanying management information circular, for this year’s election we identified and recruited four new, independent Timmins Gold Nominees through our Board renewal process. They, along with the three nominees who are already directors, are all highly qualified candidates, with the most appropriate experience, expertise and skills, to lead and oversee your Company’s continued growth.

Each of the Timmins Gold Nominees brings a track record in the successful development, operating and oversight of mining companies and/or technical, financial and capital markets expertise. Only one of our nominees, our CEO Mr. Bragagnolo, is part of our executive team. All of the other six nominees are independent. See the accompanying management information circular for additional biographical information on the Timmins Gold Nominees.

The Board renewal process was undertaken, in part, in response to feedback from our shareholders. While Sentry and its dissident nominees declined our invitation to participate, the Board renewal has taken Sentry’s expressed concerns into account.

WITHHOLD your vote from the dissident nominees

The intentions of the dissident, Sentry, are unclear and the future with a dissident board is uncertain.

—

No articulated business plan, strategy or management team – The dissident has provided no plan to improve upon the Company’s already strong performance or create additional shareholder value. Despite its criticisms of management, Sentry has not proposed a new management team.

—

No compromise and false assertions – While the Company has been open to engaging in constructive dialogue with a view to addressing Sentry’s concerns, including a proposal to add Sentry nominees to the Board, Sentry has refused to engage in meaningful dialogue.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	3

Sentry also falsely asserted, among other things, that the Board has rebuffed potential acquirers.

—

Control with no premium paid – If elected, Sentry’s six dissident nominees will represent 86% of the Board. This means that Sentry, with 17% of the shares, will have effective control of the Board and, indirectly, of your Company, and will have paid no premium for such control.

—

Refusal to have nominees assessed – We invited the dissident nominees to participate in the Board renewal process so that the independent Special Committee, with assistance from Korn Ferry International, could evaluate the dissident nominees’ suitability along with all other candidates. Sentry refused to have its dissident nominees participate in the process.

With your Company’s track record of superior performance, a proven strategy and management team that has delivered strong shareholder returns and, if the Timmins Gold Nominees are elected, an enhanced, independent Board, we do not believe that Sentry has made a compelling case for a change of control of the Board. Please see Reasons to Reject Sentry’s Dissident Nominees in the accompanying management information circular for more information.

The choice is clear, vote your WHITE form of proxy TODAY

It is very important for you to VOTE TODAY to protect the value of your investment in your Company. Vote FOR the Timmins Gold Nominees on the WHITE form of proxy and disregard the materials you receive from Sentry.

You are invested in a company that has delivered a 440% shareholder return since its initial public offering, under the leadership of a Board and management team with a proven track record of superior execution on a proven strategy and whose interests are aligned with those of all shareholders.

Sentry, a 17% shareholder, is attempting to take effective control of your Company without paying a premium for such control. Sentry has not offered a compelling case for change or articulated a clear strategy for the Company that would create greater shareholder value.

Act now to protect the value of your investment in Timmins Gold. Support the continuation of Timmins Gold’s sound and successful business strategy. Please use the WHITE form of proxy today to vote FOR the Timmins Gold Nominees.

We appreciate your continued support.

On behalf of the Board of Directors,

“Paula Rogers”

Paula Rogers

Chair of the Independent Special Committee

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	4

Reasons to Vote FOR the Timmins Gold Nominees

1.

Strong share price performance.  Since the initial public offering in 2006, Timmins Gold has delivered a 440% shareholder return. If you had invested C$1,000 in Timmins Gold shares at the IPO price of C$0.35, your investment would be worth C$5,400 as of June 20, 2014.

Your Company has consistently outperformed its peers and the change in the spot price of gold as shown below:

2.	Strong operational performance. Despite a challenging period of persistently low commodity prices, Timmins Gold has, among other accomplishments:

—	brought the San Francisco gold mine into production on time and on budget;

—	consistently grown production year-over-year, and by 154% since starting production in 2010;

—	grown reserves by 168%, measured and indicated resources by 161%, and inferred resources by 27 times (all net of depletion) since 2008;

—	increased crusher throughput by 140% over three years;

—	maintained flat cash costs since 2012;

—	established and grown a 100% local Mexican operating team, and earned local recognition for its commitment to social responsibility;

—	maintained a strong balance sheet;

—	posted significant positive free cash flow for the past three quarters, in a challenging gold price environment; and

—	carried out an extensive regional prospecting campaign and developed an exploration plan with the potential for two new mines, each of similar scale to the San Francisco gold mine.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	5

3.

Proven Board, management team and strategy.  Timmins Gold’s Board and management team has overseen the development and successful execution of the Company’s strategy, recent growth and profitability. Timmins Gold’s success has been driven by operational excellence and a track record of continuous improvement. Timmins Gold is moving forward with positive momentum, a strong balance sheet and a clear focus on increasing production and containing or reducing costs.

Timmins Gold has also recently embarked on a forward exploration plan with the potential for two new mines each of similar scale to its San Francisco gold mine. The Board believes that shareholders will be best served by the continued execution of this strategy, guided by a Board and management team who are experienced in the industry, familiar with Timmins Gold’s unique challenges and opportunities, and committed to the best long-term interests of all shareholders.

The Company has also recently initiated a strategic review process to, among other things, conduct a critical analysis of its strategy, identify market trends and opportunities, and explore and evaluate available value-enhancing alternatives. The strategic review process will be overseen by the Special Committee of independent directors, which will be re-constituted with independent members of the new Board of Directors following the election.

Through years of personal engagements and careful relationship-building efforts, Timmins Gold and its management team have won the trust of local communities around its San Francisco mine in Mexico. Timmins Gold believes that such trust is essential for successful mine operations.

Timmins Gold’s social and environmental programs have earned the Company the “Socially Responsible Business Distinction” award (2011 Distintivo Empresa Socialmente Responsable), which affirms Timmins Gold’s position as a leader in corporate social responsibility and environmental practices. Timmins Gold is recognized as a company that goes beyond mere legal and regulatory compliance and that shows a true commitment and respect to the environment and surrounding community.

The renewed Board will preserve the knowledge and experience of Timmins Gold’s operational and corporate management as well as the trust of local communities, if the Timmins Gold Nominees are elected. This knowledge, experience and trust will be lost if a dissident board is elected.

4.

Enhanced governance with independent Board and adoption of majority voting policy. As a group, the seven Timmins Gold Nominees have more than 170 years of relevant business experience. They have proven track records and the expertise and skills to meet the evolving needs of the Company as it continues to execute on its proven strategy. Individually, each of the Timmins Gold Nominees brings: industry knowledge, impeccable reputations for integrity, independent judgment and a commitment to building long-term shareholder value.

The seven Timmins Gold Nominees include co-founder and CEO Bruce Bragagnolo and six independent nominees, including two who are already members of the Board and four who have been recruited as new nominees this year. The four new independent nominees will bring unequalled technical, operational, financial and market expertise to our Board. They are the very best candidates identified through a rigorous Board renewal process undertaken by the Special Committee with assistance from Korn Ferry International, the leading international executive search firm, and with input from some of the Company’s largest shareholders. If elected, these four new independent nominees and two continuing independent nominees will represent 86% of the new enhanced Board (six of seven directors).

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	6

Summaries of the backgrounds for the six independent Timmins Gold Nominees are as follows:

—

George Brack, 52, has spent 29 years in the mining industry and in mining-focused investment banking. From 2000 to 2009 he was a mining-focused investment banker, serving successively as President and CEO of Macquarie North America and Managing Director, Industry Head, Mining with Scotia Capital Inc. Among other things, as an investment banker he advised clients on the sale of public companies and projects involving five gold mining assets in Mexico. From 1995 to 1999 he was Vice-President, Corporate Development for one of Canada’s largest gold miners, Placer Dome Inc. He is currently a director of several companies including Silver Wheaton Corp. and Capstone Mining Corp. He served as chair of the special committee of the boards of both Red Back Mining Inc. in 2010 and Aurizon Mines Ltd. in 2013 when they were acquired for $7.2 billion and $796 million, respectively. He has an MBA degree from York University, a Bachelor of Applied Science degree in Geological Engineering from the University of Toronto and has earned the Chartered Financial Analyst designation. He is a new Timmins Gold Nominee.

—

Bryan Coates, 56, has spent 30 years in the mining industry. He currently serves as President of Osisko Gold Royalties Ltd. and previously was VP Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired earlier this month for $3.9 billion. Osisko developed and operated the Canadian Malartic mine, the largest gold mine in Quebec, and also conducted exploration work in Mexico. Before Osisko he served as VP Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. Mr. Coates is a director of Golden Queen Mining Co. He has a Bachelor of Commerce degree from Laurentian University, and has earned the Chartered Accountant designation. He is a new Timmins Gold Nominee.

—

Stephen Lang, 58, a mining engineer, has spent more than 32 years in the mining industry. He is currently chair of Centerra Gold Inc., one of the largest gold miners in Asia. From 2008 to 2012, prior to becoming chair, he was Centerra’s President and CEO. His prior experience includes serving as Executive VP and Chief Operating Officer of Stillwater Mining Co., and managing large mines for Barrick Gold Corp and Kinross Gold Corp. He has recently become a director of both Allied Nevada Gold Corp. and International Tower Hill Mines Ltd. For International Tower Hill he also serves as chair. He has a Master of Science degree and a Bachelor of Science degree from the University of Missouri-Rolla. He is a new Timmins Gold Nominee.

—

Luc Lessard, 50, a mining engineer, has spent more than 25 years designing, constructing and operating mining projects. He currently serves as Senior VP and Chief Operating Officer of Canadian Malartic Partnership and previously was Senior Vice President and Chief Operating Officer of Osisko Mining Corp. from 2011 until it was acquired earlier this month for $3.9 billion. He was Osisko’s VP, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as VP Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname. He has a Bachelor of Applied Science degree from Universite du Laval, a College Degree in Mining Technologies from College de la Region de l’Amiante, and he has earned the Professional Engineer designation from the Canadian Council of Professional Engineers. Mr. Lessard is a director of Nighthawk Gold Corp. He is a new Timmins Gold Nominee.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	7

—

Paula Rogers, 45, joined the Board in 2011. She is a Chartered Professional Accountant and brings over 20 years of experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in the mining industry in both director and officer roles. Ms. Rogers is currently the CFO of Castle Peak Mining Ltd. and director and chair of the Audit Committee of Athabasca Uranium Inc. She has served as Vice-President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. She has worked on several significant transactions including the spin-out of Silver Wheaton from Wheaton River Minerals and Goldcorp’s acquisition of the Canadian assets of Placer Dome from Barrick Gold. She holds a Bachelor of Commerce degree from the University of British Columbia.

—

Jose Vizquerra Benavides, 34, joined the Board in 2013. Mr. Vizquerra is currently President, CEO and a director of Oban Mining Co. and has more than ten years of experience in mining. From 2008 until 2011 Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru, and from 2005 until 2008 he was a geologist with Goldcorp. Mr. Vizquerra is fluent in both Spanish and English. Mr. Vizquerra holds a Master of Science degree in Mineral Exploration from Queen’s University and a Bachelor of Civil Engineering degree from the Peruvian University of Applied Science. He has earned the Certified Professional Geologist designation from the American Institute of Professional Geologists.

See also Election of Directors in the accompanying management information circular for additional biographical information on the Timmins Gold Nominees.

While part of the Board’s mandate is to continually review and assess its composition against the evolving needs of the Company, the independent Special Committee was formed and specifically tasked to undertake a special Board renewal process for the annual meeting, partly in response to the dissident action launched by Sentry and to feedback from other shareholders. As part of the process, the Special Committee:

—	retained leading international executive search firm Korn Ferry International to assist it in identifying qualified candidates;

—	engaged with and considered input on Board composition from shareholders and advisors;

—	considered the appropriate mix of skills, perspectives, experience, expertise and independence to oversee Timmins Gold’s future growth; and

—

invited the dissident nominees to participate in the process so that the Special Committee, with Korn Ferry International’s assistance, could evaluate the dissident nominees’ suitability along with all other candidates. Sentry and the dissident nominees rejected this invitation.

In line with best governance practices, the Board has adopted a majority voting policy with respect to the election of directors. Pursuant to the policy, in an uncontested election where a director nominee is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, such director must immediately tender his or her resignation to the Board, which resignation must be accepted within 90 days following the shareholders’ meeting absent exceptional circumstances.

5.

Measured pursuit of growth opportunities that deliver shareholder value.  The Timmins Gold Board has and continues to actively pursue both organic and strategic growth opportunities. The soundness and effectiveness of Timmins Gold’s measured growth strategy is evidenced, among other things, by the 440% stock price appreciation since the 2006 IPO.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	8

As part of its mandate to provide strategic oversight, the Board continually evaluates available value-enhancing opportunities and has established stringent return thresholds to prioritize the focus on delivering shareholder value. Timmins Gold has engaged RBC Capital Markets as its financial advisor to assist in the assessment of value-enhancing opportunities.

Reasons to Reject Sentry’s Dissident Nominees

1.

No articulated business plan, strategy or management team.  Sentry has provided no information about how it will improve upon the Company’s already strong performance or create additional shareholder value. It is unclear what Sentry’s intentions are with the future strategic direction of your Company. Despite its criticisms of “inadequate strategic plan”, “mismanagement of assets” and “lack of management accountability”, Sentry has not proposed any new plan or strategy for the Company, nor has it proposed a new management team for the Company.

2.

No compromise and false assertions.  While the Company has been open to engaging in constructive dialogue with a view to addressing Sentry’s concerns, including a proposal to add Sentry nominees to the Board, Sentry has refused to engage in meaningful dialogue and launched an unprovoked proxy contest by announcing its dissident nominees on June 2, 2014.

In its announcement, Sentry also alleged that the Board “ignored requests made by significant shareholders to allow for comprehensive due diligence to be conducted by potential acquirers” and in so doing, “rebuffed” such potential acquirers with “superior growth prospects, stronger financial positions, superior technical skills and superior operating performance”. Timmins Gold has repeatedly told Sentry that these assertions are false.

Around the same time, through the shareholder and investment community engagement which was part of the Board renewal process, the Board became aware of further false assertions circulating in the financial markets. These further false assertions were along the lines of Sentry’s June 2 announcement, but embellished with additional unsupported details.

The unwritten and unfounded embellishments suggest that:

—	management failed to present to the Board a $3.00 per share takeover offer from a purported bidder; and

—	Timmins Gold signed confidentiality agreements with potential suitors and then refused to provide such suitors with relevant information.

Any of this information, had the events occurred, would have been subject to a confidentiality agreement and therefore not known to any party other than Timmins Gold and the purported bidder or potential suitors.

While Timmins Gold does not typically respond to any false assertions, it is important to correct the record in advance of the shareholder vote. In its news release of June 6, 2014 Timmins Gold advised that:

—

a potential suitor at one time put forward an indicative non-binding proposal to acquire Timmins Gold and management immediately brought the proposal to the Board’s attention and the potential suitor was granted exclusivity and afforded the opportunity to undertake due diligence, but ultimately declined to make a binding acquisition offer; and

—

as part of its normal course operations, Timmins Gold has provided numerous potential partners with relevant information under confidentiality agreements and has provided access for site visits to its San Francisco gold mine.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	9

Timmins Gold is concerned that the negative image of the Company painted by such false assertions may deter interested third parties from approaching the Company in the future. Timmins Gold states emphatically, once and for all, it never received a $3.00 per share binding offer, or any other binding offer to acquire the Company.

3.

Control with no premium paid.  If elected, Sentry’s six dissident nominees will represent 86% of the Board, which means that Sentry, a 17% shareholder, will have effective control of the Board and, indirectly, of your Company without having paid a premium for such control. A central goal and feature of the Canadian capital markets is the protection of shareholders, by ensuring that they are consulted and compensated for ceding control (e.g., through the takeover bid regime). Sentry’s attempt to take control of the Board (and effective control of your Company) through a proxy contest, circumvents such protection and deprives shareholders of the right to be fairly compensated for ceding control to another investor.

4.

Refusal to have nominees assessed.  Despite the Special Committee’s invitation to have the dissident nominees participate in the formal Board renewal process so that their suitability to serve as a director could be properly assessed along with all other candidates under consideration, Sentry refused to have its dissident nominees participate in the process. Nonetheless, the Special Committee considered each of the dissident nominees based on the limited information available in Sentry’s solicitation documents.

Conclusion

Sentry has failed to make a compelling case for its proposed change of control and it has offered no premium for such control. Its future intentions for the Company are unclear.

Timmins Gold has delivered a 440% shareholder return since its initial public offering and has consistently outperformed its peers, under the leadership of a Board and management team with a proven track record of superior execution on a proven strategy.

The choice is clear. VOTE FOR the Timmins Gold Nominees, an expert, independent board who will oversee a management team with proven operating results. REJECT the dissident nominees. They have no strategy and no management team. They offer only an uncertain future.

Act now to protect the value of your investment in Timmins Gold. Vote the WHITE proxy today FOR the Timmins Gold Nominees and support the continuation of Timmins Gold’s sound and successful business strategy.

VOTE FOR THE TIMMINS GOLD NOMINEES.

VOTE THE WHITE FORM OF PROXY TODAY.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	10

SHAREHOLDERS CAN SUPPORT TIMMINS GOLD BY VOTING THE WHITE

FORM OF PROXY FOR THE TIMMINS GOLD NOMINEES TODAY

PROXIES MUST BE RECEIVED NO LATER THAN

10:00 a.m. (VANCOUVER TIME) ON JULY 29, 2014

In order to ensure that your proxy is received in time for Timmins Gold’s annual general and special meeting of shareholders to be held on July 31, 2014, we recommend that you vote in the following ways as soon as possible.

REGISTERED SHAREHOLDERS

If you are a registered shareholder (your share certificate is registered in your name), you can use one of the following options to register your vote:

—	Internet: Go to www.investorvote.com and follow the instructions. You will need your control number, which is located on your WHITE proxy form.

—

Telephone:     Call 1-866-732-vote (1-866-732-8683) (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your account number and Proxy access number which are noted on your WHITE proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your WHITE proxy form as your proxyholder.

—	Fax: Complete, sign and date your WHITE proxy form and send it by fax at 1-866-249-7775, (toll-free in North America) or (416) 263-9524 (outside North America).

—	Mail: Complete, sign and date your WHITE proxy form and return it in the envelope provided.

NON-REGISTERED SHAREHOLDERS

If you are a non-registered shareholder (your shares are held by a bank, broker or other intermediary), vote by following the instructions below and located on the voting instruction form provided by your bank or broker.

—	Internet: visit www.proxyvote.com and enter your 12 digit control number located on the enclosed WHITE voting instruction form; or

—	Telephone: call the number listed on your WHITE voting instruction form and provide your 12 digit control number located therein; or

—	Fax: complete, date and sign the WHITE voting instruction form and fax it to the number listed therein, if applicable.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT 1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM	11

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of Timmins Gold Corp. (the “Company”) will be held in the Ballroom at the Vancouver Club at 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 1C6 at 10:00 a.m. (Vancouver time) on Thursday, July 31, 2014 for the following purposes:

(a)	to receive the audited financial statements of the Company for the financial year ended December 31, 2013 and accompanying report of the auditor;

(b)	to set the number of directors of the Company at seven;

(c)	to elect the directors of the Company to hold office for the ensuing year;

(d)	to appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(e)	to approve the Advance Notice Policy of the Company; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed June 17, 2014 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc. Proxies must be completed, dated and signed and returned to Computershare Investor Services Inc., at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time) on July 29, 2014, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the Chair of the meeting at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

If you are a non-registered shareholder, please follow the instructions from your bank, broker or other financial intermediary for instructions on how to vote your shares.

DATED at Vancouver, British Columbia June 23, 2014.

TIMMINS GOLD CORP.

“Barry Fraser”

Chairman

MANAGEMENT INFORMATION CIRCULAR

(all information as at June 23, 2014 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Timmins Gold Corp. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on July 31, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) for the solicitation of proxies in Canada and the United States for a fee of approximately $135,000 plus disbursements and other expenses. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Investor Services Inc., at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time) on July 29, 2014 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683), voting by fax can be sent to 1-866-249-7775 or 416-263-9524 and Internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the Chair of the meeting at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1900, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered shareholder, please follow the instructions from your bank, broker or other financial intermediary for instructions on how to revoke your voting instructions.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Common Shares FOR the matters to be acted on at the Meeting.

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

NON-REGISTERED HOLDERS

All references to shareholders in this Circular and the accompanying Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS “NON-REGISTERED HOLDERS”) ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING.

Non-Registered Holders are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or (b) in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with applicable Canadian securities laws, the Company will be distributing copies of the Meeting materials to the depository and intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the Meeting materials. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting materials will either:

(a)

be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or via the Internet); or

(b)

less typically, be given a Proxy which has already been signed by the intermediary which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the Proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Registered Holder should strike out the names of the persons named in the Proxy or voting instruction form and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” or “Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company; and (c) each associate or affiliate of any of the persons or companies listed in paragraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 163,379,045 fully paid and non-assessable common shares without par value (“Common Shares”), each share carrying the right to one vote.

Any holder of Common Shares of record at the close of business on June 17, 2014 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued Shares
Sentry Investments Inc. 130 King Street West, Suite 2850 Toronto, Ontario, M5X 1A4	27,767,900(1)	17.0%
Van Eck Associates Corporation 335 Madison Avenue, 19th Floor New York, NY 10017 USA	24,424,818(2)	14.9%

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

(1)

According to a report filed under National Instrument 62-103 on SEDAR on June 10, 2014 by Sentry Investments Inc. (“Sentry”). Sentry exercises control over but not ownership of the Common Shares and is at arms’ length to the Company.

(2)

According to a report filed under National Instrument 62-103 on SEDAR on March 6, 2014 by Van Eck Associates Corporation (“Van Eck”). Van Eck exercises control over but not ownership of the Common Shares and is at arms’ length to the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, and the auditors’ report thereon (the “Statements”) and the Management Discussion and Analysis for the years ended December 31, 2013 and 2012 (the “MD&A”) are available upon request from the Company. The Statements and MD&A are available on the Company’s website at www.timminsgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, BC, as auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. Deloitte LLP was first appointed as the Company’s auditor on November 29, 2007. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

NUMBER OF DIRECTORS

The Special Committee of the Board of Directors of the Company (the “Board”), completed a thorough Board renewal process. The Special Committee determined that the Board could benefit from the appointment of new independent candidates identified through the Board renewal process. For more information on the Board renewal process, see “Corporate Governance - Nomination of Directors” below.

On the Special Committee’s unanimous recommendation, the Board approved seven individuals as nominees for the election of directors at the Meeting. As a consequence, the Board is seeking approval for a decrease in the size of the Board from its current eight members to seven members.

Shareholders will be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at seven (7) for the ensuing year, subject to the articles of the Company and the provisions of the Business Corporations Act (British Columbia). The Board recommends a vote “FOR” the approval of the resolution setting the number of directors at seven. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the approval of the resolution setting the number of directors at seven.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

Each of the persons named in the following table are proposed for nomination for election as a director of the Company. The Board recommends a vote “FOR” each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

The nominees for election as a director of the Company include four new independent nominees, each of whom has held senior executive positions in major mining companies. These candidates were identified as a result of a Board renewal process undertaken by the Special Committee of the Board directors, with assistance from a reputable international executive search firm and input from some of the Company’s largest shareholders.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Profile	Principal Occupation and Biography
George Brack	PRINCIPAL OCCUPATION: Corporate Director
MBA, CFA, B.A.Sc., Geological Engineering Age: 52 Residence: Vancouver, British Columbia, Canada Common Shares: Nil. Director Nominee Independent

BIOGRAPHY:  Mr. Brack has spent 29 years in the mining industry and in mining-focused investment banking. From 2000 to 2009 he was a mining-focused investment banker, serving successively as President and CEO of Macquarie North America and Managing Director, Industry Head Mining with Scotia Capital Inc. As an investment banker he advised clients on the sale of public companies and projects involving five gold mining assets in Mexico. From 1995 to 1999 he was Vice President, Corporate Development for one of Canada’s largest gold miners, Placer Dome Inc. He served as chair of the special committee of the Boards of both Red Back Mining Inc. in 2010 and Aurizon Mines Ltd. in 2013 when they were acquired for $7.2 billion and $796 million, respectively.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Silver Wheaton Corp. (TSX) - Capstone Mining Corp. (TSX) - Alexco Resource Corp. (TSX) - Geologix Explorations Inc. (TSX) - Newstrike Capital Inc. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: Not applicable

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Name and Profile	Principal Occupation and Biography
Bruce Bragagnolo	PRINCIPAL OCCUPATION: CEO of the Company
LLB Age: 57 Residence: Vancouver, British Columbia, Canada Common Shares: 2,761,000 Director since March 17, 2005 Non-independent

BIOGRAPHY:  Mr. Bragagnolo is the CEO and co-founder of the Company. As CEO he oversees the strategic vision, administration and finance of the Company. He has over 27 years of experience in the natural resource sector both as a lawyer and a director. Mr. Bragagnolo has been responsible for structuring and raising over 100 million dollars in equity and debt for the Company and overseeing the growth of the Company as it transitioned from junior developer to gold producer. As CEO he has guided the Company to industry leading financial metrics. His business, legal and transactional background provides a direct benefit to the Board.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: None
CURRENT COMMITTEE MEMBERSHIPS: None

Bryan Coates	PRINCIPAL OCCUPATION: President of Osisko Gold Royalties Ltd.
B.Com (Honours), CPA, CA Age: 56 Residence: Saint-Lambert, Quebec, Canada Common Shares: Nil Director Nominee Independent

BIOGRAPHY:  Mr. Coates has spent 30 years in the mining industry. He was most recently the Vice President Finance and Chief Financial Officer for Osisko Mining Corp. from 2007 until it was acquired earlier this month for $3.9 billion. Osisko developed and operated the Canadian Malartic gold mine, the largest such mine in Quebec, and also conducted exploration work in Mexico. Prior to Osisko, Mr. Coates served as Vice President of Finance and Chief Financial Officer for IAMGOLD Corp. and Cambior Inc. and has previously sat on the board of directors of various mining companies.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Golden Queen Mining Company (TSX)
CURRENT COMMITTEE MEMBERSHIPS: Not applicable

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Name and Profile	Principal Occupation and Biography
Stephen Lang	PRINCIPAL OCCUPATION: Corporate Director
M.Sc. M.Eng, Mining Engineering Age: 58 Residence: Columbia, Missouri, USA Common Shares: Nil Director Nominee Independent

BIOGRAPHY:  Mr. Lang has over 32 years of experience in the mining industry. He served as President and CEO of Centerra Gold Inc. from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation, including General Manager of the Twin Creeks Mine in Golconda, Nevada.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Centerra Gold Inc. (TSX) - Allied Nevada Gold Corp. (TSX; NYSE-MKT) - International Tower Hill Mines Ltd. (TSX; NYSE-MKT)
CURRENT COMMITTEE MEMBERSHIPS: Not applicable

Luc Lessard	PRINCIPAL OCCUPATION: Senior Vice President and COO of Canadian Malartic Partnership
B.A.Sc., P.Eng. Age: 50 Residence: Montreal, Quebec, Canada Common Shares: Nil Director Nominee Independent

BIOGRAPHY:  Mr. Lessard has spent more than 25 years in the mining industry. Mr. Lessard was Senior Vice President and Chief Operating Officer of Osisko from 2011 until it was acquired earlier this month for $3.9 billion. He was Osisko’s VP, Engineering and Construction from 2007 to 2011, during which time he was directly responsible for the design and construction of the Canadian Malartic gold mine. He previously served as VP Engineering and Construction for IAMGOLD Corp. and as General Manager, Projects for Cambior Inc. during which time he was responsible for the construction of the Rosebel gold mine in Suriname.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Nighthawk Gold Corp. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: Not applicable

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Name and Profile	Principal Occupation and Biography
Paula Rogers B.Com, CPA, CA Age: 45 Residence: Vancouver, British Columbia, Canada Common Shares: 12,500 Director since August 3, 2011 Independent	PRINCIPAL OCCUPATION: CFO of Castle Peak Mining Ltd.

BIOGRAPHY:  Ms. Rogers is a Chartered Professional Accountant and brings over 20 years of experience working for Canadian-based international public companies in the areas of treasury, mergers and acquisitions, financial reporting and tax. She has extensive experience in the mining industry in both director and officer roles. Ms. Rogers is currently the Chief Financial Officer of Castle Peak Mining Ltd. and Director and Chair of the Audit Committee of Athabasca Uranium Inc. She has served as Vice President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. She has worked on several significant transactions including the spin-out of Silver Wheaton from Wheaton River Minerals and Goldcorp’s acquisition of the Canadian assets of Placer Dome from Barrick Gold.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Athabasca Uranium Inc. (TSXV)
CURRENT COMMITTEE MEMBERSHIPS: Audit Committee Compensation Committee Special Committee

Jose Alberto Vizquerra Benavides M.Sc., Mineral Exploration, B. Eng., CPG Age: 34 Residence: Toronto, Ontario, Canada Common Shares: 15,000 Director since November 27, 2013 Independent	PRINCIPAL OCCUPATION: President and CEO of Oban Mining Co.

BIOGRAPHY:  Mr. Vizquerra has more than ten years of experience in mining. Prior to his current roles as President, CEO and director of Oban Mining Co., Mr. Vizquerra was the head of project evaluations with Compania de Minas Buenaventura of Lima, Peru and from 2008 until 2011, and a geologist with Goldcorp. from 2005 until 2008. Mr. Vizquerra is fluent in both Spanish and English.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: - Oban Mining Co. (TSX)
CURRENT COMMITTEE MEMBERSHIPS: Corporate Governance and Nominating Committee Compensation Committee Special Committee

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

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OTHER BUSINESS

Approval of Advance Notice Policy

On April 3, 2014, the Board adopted an advance notice policy with immediate effect (the “Advance Notice Policy”). Since the Company adopted its Advance Notice Policy, Institutional Shareholder Services (“ISS”) has provided further guidance on its policy considerations in connection with the approval of such advance notice policies. As a result, the Board has approved an amendment to the Policy and is presenting to shareholders the amended policy for approval. If approved, the amended policy will be effective as the Advance Notice Policy of the Company as at and from the date of the Meeting. A copy of the Advance Notice Policy to be approved at the Meeting is attached to this Circular as Schedule A. A blackline copy of the amended Advance Notice Policy is available from the Company on request.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule A.

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provide however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be made not later than the close of business on the 10th day following such public announcement.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE SUBMIT YOUR VOTE TODAY.

FOR ASSISTANCE WITH VOTING, PLEASE CONTACT LAUREL HILL ADVISORY GROUP TOLL FREE AT

1-877-452-7184 (416-304-0211 COLLECT) OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to review by the Board of Directors of the Company and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”), as further described in the Circular dated June 23, 2014, be and is hereby ratified, confirmed and approved;

2.

The Board of Directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, a properly executed and returned Proxy will be voted FOR the approval of the Advance Notice Policy Resolution.

Other Matters

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

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EXECUTIVE COMPENSATION

For the purposes of this Circular, named executive officers of the Company means the following individuals (the “NEOs”):

(a)	Our chief executive officer (“CEO”);

(b)	Our chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year the Company had six NEOs: Arturo Bonillas, Bruce Bragagnolo, Darren Prins, Miguel Bonilla, Alexander Tsakumis and Taj Singh. Their positions within the Company are set out in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Board Compensation Committee Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee of the Board. The Compensation Committee is comprised of three independent members of the Board: Barry Fraser (since November 2011), Paula Rogers (since November 2011) and Jose Vizquerra (since April 2014). Ms. Rogers serves as the Chair of the Compensation Committee. The Compensation Committee has a written mandate which was approved by the Board on June 17, 2010. The Compensation Committee’s primary responsibility is to review and make recommendations for the remuneration of executive officers and directors of the Company.

The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements.

During the years ended December 31, 2012 and December 31, 2013, the Compensation Committee engaged an independent human resources consultant, PM Search Partners (“PM Search”), to provide compensation analysis and recommendations for executives, directors and committee members for consideration by the Compensation Committee. Among other consulting services provided, PM Search also assisted in developing compensation metrics for the CEO and the President.

During the year ended December 31, 2013, the Compensation Committee also engaged independent human resources consultants Roger Gurr & Associates (“RGA”) to assist the Compensation Committee with compensation matters throughout the year and, in particular, in establishing the 2013 compensation packages for each of the CEO, President and CFO. The Compensation Committee made its recommendations to the Board for the year ended December 31, 2013 based on the advice of the independent consultants as well as other factors.

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Executive Compensation Program

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term. The salaries for the year ended December 31, 2013 and annual incentive bonuses paid to the executive officers of the Company were set on the recommendations of the independent consultants, peer group review and survey information.

Compensation for the NEOs, as well as for executive officers as a whole, is designed to consist of a base salary, short-term incentive awards in the form of an annual bonus and a longer term incentive award in the form of stock options. The Compensation Committee reviews and recommends base salary levels to the Board based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is provided to align the interests of executives with the longer term interests of shareholders.

The compensation program was developed to provide the Company with maximum flexibility in determining executive compensation as described below. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may have increased long-term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program were met. This was reflected in the executive compensation awarded in previous years before the Company achieved commercial production. As commercial production was achieved and revenues increase, compensation practices are changing to reflect a company in the production stage of development and salaries and short-term incentive bonuses have increased accordingly. In addition, as an executive officer’s level of responsibility increases, a greater percentage of total compensation may be based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation may shift towards short and long-term incentives tied to performance, thereby aligning the interests of executive officers and shareholders. Similarly, as an executive officer’s length of time with the Company increases, his or her bonus and option based compensation may increase.

The objectives of the compensation program are to:

(a)	attract, retain and motivate people of the highest quality;

(b)	align the interests of the senior executives with the Company’s shareholders;

(c)	establish incentives to develop and achieve individual and corporate performance objectives; and

(d)	reflect the respective duties and responsibilities of the senior executives.

Each of the elements of the Company’s compensation plan (base salary, annual incentive plan, option-based awards) is designed to achieve one or more of these objectives, both in the short and the long-term.

Executive compensation levels have been developed based upon the values of similar roles and responsibilities in the marketplace. Normally this is a straightforward job matching of responsibilities, as is the case for the Company’s CFO. For shared and equal executive responsibilities, as is the case for the two leadership positions of CEO and President of the Company, a composite approach of matching to the two most similar positions in the marketplace and averaging the market compensation. In developing the compensation for the CEO and

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President, including base salary, short and long-term incentives, average CEO and COO compensation was considered as together the CEO and President of the Company have the responsibilities normally associated with CEO and COO positions.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentives) to the extent that these are paid as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive, with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually by the Board based on recommendations by the Compensation Committee. For 2013, the Board received recommendations from the Compensation Committee for the base salaries of the CEO, President and CFO based on peer group review, survey information and reports received from each of PM Search and RGA, the independent consultants who were retained by the Compensation Committee to assess the executive compensation program and make recommendations to the Company.

The peer group that was recommended by the independent consultant and approved by the Compensation Committee consists of: Aura Minerals Inc., Aurcana Corporation, Brigus Gold Corp., Endeavour Silver Corp., Fortuna Silver Mines Inc., Great Panther Silver Limited, International Mineral Corporation, Kirkland Lake Gold Inc., Lake Shore Gold Corp., Luna Gold Corp., Mandalay Resources Corporation, Primero Mining Corp., Rio Alto Mining Limited, San Gold Corporation, SEMAFO Inc., Sierra Metals Inc., Silvercrest Mines Inc., St. Andrews Goldfields Ltd., Teranga Gold Corporation and Troy Resources Limited. Criteria for the comparative peer group selection included: head office located in North America, stand-alone company that employs full time executives in leadership positions, most assets in the Americas, particularly in Mexico, one or two operating mines with annual production in the approximate range of 50,000 to 250,000 ounces of gold or gold equivalency, annual revenues up to $300 million and market capitalization in the range of $100 million to $750 million.

Short-Term Incentives

The Board, on the recommendation of the Compensation Committee, determines incentive awards or bonuses to be paid by the Company to the NEOs in respect of a financial year. During the years ended 2012 and 2013, the Compensation Committee engaged independent consultant PM Search to assess the executive compensation and, among other things, to recommend to the Compensation Committee the appropriate bonus mechanisms for senior management going forward. For the year ended December 31, 2013, the Compensation Committee also engaged the services of RGA to provide guidance on compensation matters throughout the year. Performance objectives and incentive metrics were recommended by the independent consultants and form the basis of the 2013 short-term incentives awarded to the CEO, President and CFO. The CEO’s, President’s and CFO’s annual performance bonus payout is calculated using performance opportunities (% of salary) and key performance indicators (“KPIs”).

Performance Opportunities

The following key performance areas have been identified:

—	corporate
—	operations (San Francisco Gold Mine)
—	finance department
—	strategic planning/personal/discretionary

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As much as possible, quantifiable measures for each KPI within each key performance area are developed; however, the areas of strategic planning/personal/discretionary are more qualitative and judgment based. Relative weightings of the key performance areas will vary for each executive depending upon his or her impact and involvement in each area. Weightings for 2013 were as follows:

	Percentage Weighting/Importance
	CEO	President	CFO
Corporate	50%	30%	30%
Operations (San Francisco Gold Mine)	30%	50%	30%
Finance Department	0%	0%	20%
Strategic Planning/Personal/ Discretionary	20%	20%	20%

Bonus opportunities (% of salary) for each NEO position are as follows:

	Bonus Awards (% of salary)
	Minimum	Target	Maximum
CEO	35%	70%	140%
President	35%	70%	140%
CFO	25%	50%	100%

Minimum is the threshold performance level below which no award is provided. Target is “reasonable stretch”, usually somewhat ahead of budgeted levels. Maximum is the outstanding performance level.

Based upon 2013 bonus targets of 70% of each of the CEO and President and 50% for the CFO, the following bonus opportunities for the following KPIs have been developed for the three NEO positions:

	CEO	President	CFO
Bonus (at target)	100%	100%	100%
Corporate
Operating Cash Flow	20%	12%	12%
Earnings per Share	15%	9%	9%
Relative Total Shareholder Return	15%	9%	9%
Operations
Health, Safety, Environment	9%	15%	9%
Employee, Local, Community	3%	5%	3%
Production Level	12%	20%	12%
Cost Control	6%	10%	6%
Finance Department
Reporting	0%	0%	5%
Controls	0%	0%	5%
Planning	0%	0%	5%
Balance Sheet	0%	0%	5%
Discretionary	20%	20%	20%

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Various thresholds relating to the above corporate achievement categories were established. The better the Company’s performance against those thresholds, the higher the achievement factor (ranging from 35% to 140% of the executive’s base salary). The Company achievement factor and the related thresholds were established with the intention that achieving an annual performance-based cash incentive would require a significant effort by the NEO and would be a challenge for the Company.

Short-term incentives awarded during the year ended December 31, 2013 are disclosed in the “Summary Compensation Table” below. These bonuses account for 24.6% of the CEO’s total compensation, 24.6% of the President’s total compensation and 20.8% of the CFO’s total compensation.

Long-Term Incentives

A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation. The Company has no long-term incentive plans in place and, therefore, there were no awards made under any long-term incentive plan to the NEOs during the Company’s most recently completed financial year.

It is the Company’s view that a long-term commitment to the Company’s objectives is best achieved by aligning the interests of its executives with those of shareholders through ownership of an equity interest in the Company. Therefore, the Company’s Stock Option Plan (the “Plan”) is a key component of total compensation. The Plan also provides the NEOs (and other officers, directors and employees) with the incentive to achieve the Company’s goal of price appreciation of its Common Shares. Each officer is offered an option package on entering service and annual grants are reviewed by the Board. The Board and the NEOs are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the- money”, the value of the option-based component may be nil.

See “Option-Based Awards” below for further details.

Independent Advice

During the years ended December 31, 2012 and December 31, 2013, the Compensation Committee engaged an independent human resources consultant, PM Search to provide compensation analysis and recommendations for executives and directors for consideration by the Compensation Committee. PM Search also assisted in creating compensation metrics for the CEO and President in addition to other consulting services. The additional consulting services performed by PM Search included compensation research for non-executives and non-directors, research industry standards for non-executives and non-directors, termination provisions for non-executives and non-directors, employment contract review and peer group analysis and review not included in the review required for the consultant’s formal reports.

On July 17, 2013, the Compensation Committee engaged independent consultant, RGA, to assess executive compensation, to determine appropriate compensation ranges for the CEO, President and CFO, to review salary levels and bonus mechanisms for senior management going forward and to make recommendations to the Compensation Committee. The Compensation Committee made its recommendations to the Board based on the advice of the independent consultants as well as other factors. RGA did not perform any services for the Company in addition to compensation services provided to the Compensation Committee for the Company’s directors or executive officers.

The following is a summary of the aggregate fees billed by each consultant or advisor or any of its affiliates for services related to determining compensation of any of the Company’s directors and executive officers for the Company’s most recently completed financial year as well as 2012 comparatives:

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Consultant	Executive Compensation- Related Fees(1)	All other Fees
2013:
Roger Gurr & Associates	$49,665.00	Nil
PM Search Partners	$ 5,512.50	Nil
2012:
PM Search Partners	$42,500.00	$16,500(2)

(1)	Includes aggregate fees billed by each consultant for services related to determining compensation for any of the Company’s directors and executive officers.
(2)

Services in this category included research on compensation, termination and other industry standards for non- executives and non-directors, as well as employment contract review and peer group analysis and review not included in the review required for the consultant’s formal reports.

Other than executive compensation-related fees and other fees disclosed above, no other fees were paid to RGA and PM Search during the most recently completed financial year.

Managing Compensation-Related Risk

The Compensation Committee and the Board have active roles in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation.

Pursuant to an anti-hedging policy adopted by the Board, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares of the Company since April 1, 2009 and for the five most recently completed financial years of the Company; compared with the cumulative total return of the S&P/TSX Composite Index since April 1, 2009 and for the five most recently completed financial years of the Company.

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Timmins Gold Corp.

Comparison of Five Year Total Common Shareholders’ Return

(as at March 31 for 2010, 2011, and as at December 31, 2011, 2012 and 2013)(1)

(1)  The financial year end of the Company changed from March 31 to December 31 during 2011.

Initially, the Company’s executive compensation consisted of higher stock option awards, lower salaries and no bonuses. As the global financial crisis recovered and commercial production at the San Francisco mine commenced, revenues and the share price of the Company increased or remained above prior levels during fiscal 2011 and fiscal 2012. Accordingly, the Compensation Committee determined that it was appropriate to increase salaries and award bonuses during fiscal 2011 and fiscal 2012 to bring them more in line with equivalent sized executive positions of true peer comparator companies. During fiscal 2013, the Compensation Committee increased salaries and maintained 2012 bonus awards. Although the Company suffered poor share performance due mainly to market conditions and weaker gold prices, this was countered by strong operating performance, a significant increase in reserves during fiscal 2013 and an increase in the life of the San Francisco mine. The completion of the mine development, resulting in a stronger cash position and balance sheet, was also a factor contributing to the increased compensation during 2013.

Option-Based Awards

The Compensation Committee makes recommendations to the Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of the Company’s Plan. The Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long- term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments. Individual grants approved by the Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the

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Company. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the Plan in the aggregate and to certain individuals and in respect of any financial year is limited under the terms of the Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time the options are granted. Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to receive stock options. Amendments to the Plan may be proposed by members of the Board in consultation with the executives and then submitted to the Board for approval. Depending on the nature of an amendment to the Plan, shareholder and/or regulatory approval of the amendment may be required. See “Securities Authorized For Issuance Under Equity Compensation Plans – Particulars of the Plan” for a description of the Plan.

Compensation Governance

The Compensation Committee reviews the compensation for the directors and executive officers and makes recommendations to the Board. The Compensation Committee reviews position descriptions as they are developed, evaluates the performance of the Company’s senior executive officers and directors and reviews the design and competitiveness of the Company’s compensation arrangements. As of the date of hereof, the members of the Compensation Committee are Paula Rogers (Chair), Barry Fraser and Jose Vizquerra. All of the members of the Compensation Committee are “independent”, within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”) and Section 803 of the NYSE MKT LLC (the “NYSE MKT”) Company Guide.

See “Independent Advice” above for the details of the compensation consultant and its services, retained to assist the Compensation Committee. See “Corporate Governance – Compensation” below for a description of responsibilities, powers and operations of the Compensation Committee.

Summary Compensation Table

The following table discloses a summary of compensation paid to the Company’s NEOs for the three most recently completed financial years.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long- term incentive plans
Bruce Bragagnolo, Chief Executive Officer	2013 2012 2011(1)	$450,000 $374,999 $349,582	Nil Nil Nil	$239,983 $1,535,717 $865,965	$225,000(7) $225,000(6) $175,000(5)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$914,983 $2,135,716 $1,390,547
Arturo Bonillas, President	2013 2012 2011(1)	$450,000 $363,371 $296,144	Nil Nil Nil	$239,983 $1,535,717 $865,965	$225,000(7) $225,000(6) $175,000(5)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	$914,983 $2,124,088 $1,337,109

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Name and principal position	Year	Salary	Share- based awards	Option- based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long- term incentive plans
Darren Prins(3), Chief Financial Officer	2013	$212,492	Nil	$119,992	$103,750(7)	Nil	N/A	Nil	$436,234
	2012	$159,159	Nil	$118,939	$61,042	Nil	N/A	Nil	$339,140
	2011(1)	$48,758	Nil	$155,997	$5,471	Nil	N/A	Nil	$210,226
Miguel Bonilla, Vice-President Finance Mexico	2013	$173,966	Nil	$79,475	$17,893	Nil	N/A	Nil	$271,334
	2012	$155,928	Nil	$118,939	$67,016	Nil	N/A	Nil	$341,883
	2011(1)	$123,568	Nil	$288,655	$6,709	Nil	N/A	Nil	$418,932
Alexander Tsakumis Vice-President Corporate Development	2013	$175,000	Nil	$39,737	$30,000	Nil	N/A	Nil	$244,737
	2012	$175,000	Nil	$59,469	N/A	Nil	N/A	Nil	$234,469
	2011(1)	$140,000	Nil	$432,983	$5,000	Nil	N/A	Nil	$577,983
Taj Singh Vice-President Business Development	2013	$200,000	Nil	$39,737	$20,000	Nil	N/A	Nil	$259,737
	2012	$56,130	Nil	$118,939	$8,333	Nil	N/A	Nil	$183,402
	2011(1)	N/A	Nil	Nil	N/A	Nil	N/A	Nil	Nil
Colin Sutherland Chief Financial Office(4)	2013	Nil	Nil	Nil	N/A	Nil	N/A	Nil	Nil
	2012	$83,333	Nil	$281,233	N/A	Nil	N/A	Nil	$364,566
	2011(1)	$166,666	Nil	$405,922	N/A	Nil	N/A	Nil	$572,588

(1)	The Company changed its year end from March 31 to December 31. Accordingly, compensation paid in this period is for the nine months ended December 31, 2011.

(2)

During the year ended December 31, 2013, the grant date fair value (“GDFV”) of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.36%; (b) option life 3.74 years; (c) annual volatility 62%; and (d) dividend rate 0%. In previous years, the Company reported in its information circular the portion of the GDFV which had vested during the reporting period rather than the total GDFV. The Company has elected to disclose the total GDFV to be consistent with its peer group presentation and as a result the amounts presented for the 2012 and 2011 reporting periods have been updated in this table to reflect the full GDFV.

(3)	Mr. Prins was appointed the Vice President of Finance of the Company on August 15, 2011, the interim CFO on May 8, 2012 and the CFO on June 28, 2012.

(4)	Mr. Sutherland was appointed the CFO of the Company on June 27, 2011. Mr. Sutherland served as the CFO of the Company from June 27, 2011 to May 8, 2012. Mr. Sutherland resigned as CFO on May 8, 2012.

(5)	Paid to the NEOs subsequent to the nine months ended December 31, 2011 in connection with performance during the nine months ended December 31, 2011.

(6)	Paid to the NEOs subsequent to the year ended December 31, 2012 in connection with performance during the year ended December 31, 2012.

(7)	Paid to the NEOs during the year ended December 31, 2013 in connection with performance during the year ended December 31, 2013.

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The Company’s Compensation Committee reviews all executive compensation arrangements on an ongoing basis. In 2013, the Compensation Committee had discussions with independent consultants PM Search and received a report by independent consultants RGA assessing the executive compensation program and making recommendations to the Company. The 2013 salaries and annual incentive bonuses paid to the executive officers of the Company and disclosed in the table above were based on the recommendations of the independent consultants and other factors such as peer group review and survey information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each NEO at December 31, 2013. The NEOs do not have any outstanding share-based awards:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Bruce Bragagnolo	400,000	$1.00	Nov. 13/14	$52,000	N/A	N/A	N/A
	600,000	$2.50	Apr. 4/16	Nil
	1,000,000	$2.56	Jan. 26/17	Nil
	500,000	$1.25	Dec. 18/18	Nil
Arturo Bonillas	400,000	$1.00	Nov. 13/14	$52,000	N/A	N/A	N/A
	600,000	$2.50	Apr. 4/16	Nil
	1,000,000	$2.56	Jan. 26/17	Nil
	500,000	$1.25	Dec. 18/18	Nil
Darren Prins	100,000	$2.75	Aug. 15/16	Nil	N/A	N/A	N/A
	100,000	$2.74	Sept. 28/17	Nil
	250,000	$1.25	Dec. 18/18	Nil

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2013 ($1.13) and the exercise price of the options.

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2013 for each NEO:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bruce Bragagnolo	Nil(2)	N/A	N/A

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Arturo Bonillas	Nil(2)	N/A	N/A
Darren Prins	$6,000(3)	N/A	N/A

(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	The options granted that vested during the year ended December 31, 2013 were at an exercise price of $2.56. The market price of the shares on the vesting date was $2.56.
(3)

The options granted that vested during the year ended December 31, 2013 were at an exercise price of $2.74. The market price of the 25,000 shares on the vesting date of March 28, 2013 was $2.98 creating a $6,000 value vested during the year. The market price of a further 50,000 shares that vested during 2013 was lower than the exercise price of the options.

Pension Plans

The Company does not provide a pension plan for directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an employment agreement with Bruce Bragagnolo (“Bragagnolo”) dated as of January 1, 2013, pursuant to which Bragagnolo agreed to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Bragagnolo is paid a salary of $37,500 per month (2012 - $31,250 per month) for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board, the participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bragagnolo for reasonable expenses incurred by Bragagnolo for travel and other expenses actually and properly incurred by Bragagnolo in connection with providing the services under the agreement. The term of Bragagnolo’s engagement is indefinite. If Bragagnolo’s engagement is (i) terminated without cause, (ii) terminated by Bragagnolo for “good reason”, or (iii) terminated for any reason (other than just cause), or he elects to terminate his employment for “good reason” as that term is defined in the Agreement, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of two times his base salary plus a further amount equal to 50% of his annual base salary. “Change of Control Event” has the meaning set forth in the employment agreement, and includes an acquisition of voting control of the Company, a merger, amalgamation or consolidation if more than 50% of the combined voting power of the continuing or surviving entity’s securities are owned by persons who were not shareholders of the Company prior to such merger, amalgamation or consolidation, or the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors. Assuming a Change of Control Event had occurred on December 31, 2013, estimated payments under this agreement would be $1,125,000. Upon a termination as a result of a Change of Control Event, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination.

The Company entered into an employment agreement with Arturo Bonillas (“Bonillas”) dated as of January 1, 2013, pursuant to which Bonillas agreed to perform such duties as are regularly and customarily performed by the President of a public company, including, without limitation, the role of the President pursuant to the position description adopted by the Board. Pursuant to the terms of the agreement, Bonillas is paid a salary of $37,500 per month (2012 - $31,250 per month) for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the

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discretion of the Board, the participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Bonillas for reasonable expenses incurred by Bonillas for travel and other expenses actually and properly incurred by Bonillas in connection with providing the services under the agreement. The term of Bonillas’ engagement is indefinite. If Bonillas’ engagement is (i) terminated without cause, (ii) terminated by Bonillas for “good reason”, or (iii) terminated for any reason (other than just cause), or he elects to terminate his employment for “good reason” as that term is defined in the Agreement, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of two times his base salary plus a further amount equal to 50% of his annual base salary. Assuming a change of control had occurred on December 31, 2013, estimated payments under this agreement would be $1,125,000. Upon a termination during a change of control, all stock options which have not already vested would vest immediately and be exercisable up to the date originally set for exercise of such stock options at the time they were first awarded and three months after the termination.

The Company entered into an employment agreement with Darren Prins (“Prins”) dated July 1, 2013, pursuant to which Prins agreed to provide duties as are regularly and customarily performed by the CFO, as more particularly set forth in the agreement. Pursuant to the terms of the agreement, Prins is paid a salary of $20,833 per month (2012 - $14,583 per month) for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and stock option grants at the discretion of the Board, the participation in the Company’s employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Prins for reasonable expenses incurred by Prins for travel and other expenses actually and properly incurred by Prins in connection with providing the services under the agreement. The term of Prins’ engagement is indefinite. If Prins’ engagement is terminated by the Company without cause or by Prins for “good reason” as that term is defined in the Agreement, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 50% of his base salary plus an amount equal to 25% of his annual base salary, prorated to reflect the percentage of the fiscal year actually worked prior to the termination. If Prins’ engagement is terminated by the Company for any reason (except just cause) or for good reason by Prins, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to his base salary plus an amount equal to 25% of his base salary, prorated to reflect the percentage of the fiscal year actually worked prior to the termination plus an amount equal to 50% of his annual base salary. Assuming a Change of Control Event had occurred on December 31, 2013, estimated payments under this agreement would be $437,500.

Except as disclosed above, neither the Company nor its subsidiaries are parties to any contracts, nor have entered into any plans or arrangements which require compensation to be paid to any of the NEOs in the event of: (a) termination, resignation, retirement from or of employment with the Company or one of its subsidiaries; (b) a change of control of the Company or one of its subsidiaries; or (c) a change in the NEO’s responsibilities.

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Director Compensation

Director Compensation Table

The following table discloses the compensation paid to the directors who are not NEOs for the Company’s most recently completed financial year.

Name	Fees earned	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
Frank Cordova	$61,123(2)	Nil	$59,996	N/A	N/A	Nil	$73,874
Barry Fraser	$ 94,952	Nil	$59,996	N/A	N/A	Nil	$ 107,703
Eugene Hodgson	$51,141	Nil	$59,996	N/A	N/A	Nil	$63,892
Keith Peck	$41,566(3)	Nil	Nil	N/A	N/A	Nil	$41,566
Paula Rogers	$64,952	Nil	$59,996	N/A	N/A	Nil	$77,703
Miguel Soto	$Nil	Nil	$59,996	N/A	N/A	$150,246(2)(4)	$162,997
Jose Alberto Vizquerra Benavides	$4,167(5)	Nil	$59,996	N/A	N/A	Nil	$16,918

(1)

During the year ended December 31, 2013, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.36%; (b) option life 3.74 years; (c) annual volatility 62%; and (d) dividend rate 0%. The amounts presented above represent the total GDFV of the options granted during the year.

(2)	The fees of Mr. Cordova and the salary of Mr. Soto are paid in $US. The amounts reflected in the table above are converted to $CAD using the Bank of Canada Average Annual Exchange Rate for 2013.
(3)	Mr. Peck resigned from the Board on September 9, 2013.
(4)

Mr. Soto did not receive any fees for his role as director. Mr. Soto, in his position as Vice President Exploration for the Company, received a salary of $138,832 and a salary-related bonus of $11,414 in the year ended December 31, 2013.

(5)	Mr. Vizquerra joined the Board on November 27, 2013.

As disclosed above, the Company’s Compensation Committee assesses all director compensation arrangements on an ongoing basis.

Effective January 1, 2013, the Company pays the non-executive directors a fee of $50,000 per annum for acting as directors. The Company pays the Chair of the Board $25,000 for acting as Chair of the Board in addition to his directors’ fees and the Company pays the Audit Committee Chair $10,000 per year for acting as Chair of the Audit Committee in addition to her directors’ fees. The Company pays the chairs of all other committees $5,000 per year for acting as committee chairs, in addition to their directors’ fees.

The Company grants from time to time incentive stock options in accordance with the terms of the Company’s stock option plan and the policies of the Toronto Stock Exchange (the “TSX”) and the NYSE MKT. During the most recently completed financial year, the Company granted incentive stock options to certain directors and officers (refer to the table below and the audited consolidated financial statements of the Company for the year ended December 31, 2013).

During the year ended December 31, 2013, the Compensation Committee engaged the services of an independent consulting firm, RGA, to provide compensation analysis and recommendations for directors and

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committee members for consideration by the Compensation Committee. The 2013 directors’ fees and chairs’ fees paid to the directors of the Company and disclosed in the table above were based on the recommendations of the independent consultants.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each director who is not a NEO at December 31, 2013. The directors do not have any outstanding share-based awards:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Frank Cordova	50,000	$1.00	Nov. 13/14	$6,500	N/A	N/A	N/A
	100,000	$2.50	Apr. 04/16	Nil	N/A	N/A	N/A
	100,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A
Barry Fraser	200,000	$2.50	Apr. 04/16	Nil	N/A	N/A	N/A
	100,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A
Eugene Hodgson	200,000	$1.00	Nov. 13/14	$26,000	N/A	N/A	N/A
	100,000	$2.50	Apr. 04/16	Nil	N/A	N/A	N/A
	200,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A
Paula Rogers	100,000	$2.50	Apr. 04/16	Nil	N/A	N/A	N/A
	100,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A
Miguel Soto	100,000	$1.00	Nov. 13/14	$13,000	N/A	N/A	N/A
	200,000	$2.50	Apr. 04/16	Nil	N/A	N/A	N/A
	400,000	$2.56	Jan. 26/17	Nil	N/A	N/A	N/A
	125,000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A
Jose Alberto Vizquerra Benavides	125,0000	$1.25	Dec. 18/18	Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market price of the Company’s shares on the TSX on December 31, 2013 ($1.13) and the exercise price of the options.

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Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2013. Option-based awards are granted at the closing price of the Company’s Common Shares on the TSX on the date of grant. Options awarded prior to 2013 vest one quarter every three months commencing on the date of grant. Options awarded during 2013 vest one quarter every year commencing on the date of grant. All options have a five-year term:

Name	Option-based awards – Value vested during the year(1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Frank Cordova	Nil(2)	N/A	N/A
Barry Fraser	Nil(2)	N/A	N/A
Eugene Hodgson	Nil(2)	N/A	N/A
Keith Peck(3)	Nil	N/A	N/A
Paula Rogers	Nil(2)	N/A	N/A
Miguel Soto	Nil(2)	N/A	N/A
Jose Alberto Vizquerra Benavides	Nil(2)	N/A	N/A
(1)	Calculated based on the difference between the base price of the options and the dollar value that would have been realized if the options had been exercised on the vesting dates.
(2)	The options granted that vested during the year ended December 31, 2013 were at exercise prices of $2.56 and $1.25. The market prices of the shares on the vesting dates was $2.56 and $1.13.
(3)	Mr. Peck resigned from the Board on September 9, 2013.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Plan, which was previously approved by the shareholders on July 18, 2013. The following table sets forth details of options outstanding under the Plan as at December 31, 2013:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	11,375,000	$1.99	3,040,904
Equity compensation plans not approved by securityholders	None	None	None
Total	11,375,000	$1.99	3,040,904

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(1)

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of Common Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Plan. As of December 31, 2013, there were 144,159,045 Common Shares issued and outstanding.

As at the date of this Circular, a total of 11,375,000 Common Shares are issuable upon exercise of outstanding options under the Plan, representing 7.89% of the issued and outstanding share capital of the Company.

Particulars of the Plan

The following is a summary of the principal terms of the Plan:

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. The terms “directors”, “employees”, “consultants” and “management company employees” have the meanings set out in the Plan. In addition, the term “director” is defined in the Plan to include directors and senior officers.

The Compensation Committee of the Board has been delegated the authority to administer and grant options under the Plan. The Plan also provides for the designation of a director or other senior officer or employee of the Company as administrator of the Plan for the purposes of attending to certain matters including notifying option holders of grants approved by the Board and administering to the exercise of options upon request of option holders. The administrator is currently the CEO of the Company, Bruce Bragagnolo.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). If a stock option is exercised, expires or otherwise terminates for any reason, the number of Commons Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in the Plan), in any 12 month period;

(e)

the number of Common Shares issued to Insiders in any 12 month period and issuable to insiders at any time under the Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding shares of the Company;

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(f)

options held by an option holder who is a director or officer of the Company must expire on the earlier of their expiry date and 90 days after the option holder ceases to be a director or officer of the Company;

(g)

options held by an option holder who is an employee, consultant or management company employee must expire on the earlier of their expiry date and 30 days after the option holder ceases to be an employee, consultant or management company employee; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period expiring on the earlier of their expiry date and one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than one quarter of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (a) ceasing to meet the qualifications under the Business Corporations Act (British Columbia); (b) the passing of a special resolution by the shareholders; or (c) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the Market Price of the Company’s Common Shares as of the date of the grant of the stock option (the “Award Date”). The term “Market Price” is defined in the TSX Company Manual and will be the volume weighted average trading price of the Company’s Common Shares for the five trading days immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common Shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The Board may, from time to time, amend the Plan and the terms and conditions of any options thereafter to be granted without further shareholder approval. The Board may make an amendment to the Plan for the purpose of meeting any change in relevant law, rule or regulation applicable to the Plan, any options or the shares or for any other purpose which may be permitted by all relevant laws, regulations rules and policies provided always that any such amendment shall not alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment and shareholder approval will not be sought for such amendments.

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AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee. The Audit Committee meets regularly with the CEO and CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Board for approval the annual financial statements and MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form for the year ended December 31, 2013, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Paula Rogers (Chair), Frank Cordova and Barry Fraser. All of the members of the Audit Committee are “independent”, within the meaning set out in NI 52-110, section 803 of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and section 803 of the NYSE MKT Company Guide. The Audit Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2013.

The Board of the Company has determined that Paula Rogers is an “audit committee financial expert”, as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board of Directors of the Company in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors of the Company.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the board of directors.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself.

CORPORATE GOVERNANCE

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Board has adopted the following Corporate Governance Policies.

Board of Directors

The Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Board at the Meeting, see “Election of Directors”.

Director	Independent or Not	Directorship in other Public Companies	Attendance at Meetings During Year Ended Dec. 31, 2013
Arturo Bonillas	Not Independent	None	7/8
Bruce Bragagnolo	Not Independent	None	8/8
Frank Cordova	Independent	None	8/8
Barry Fraser	Independent	Santana Resources Inc.	8/8
Eugene Hodgson	Independent(1)	Grandfield Pacific Inc. Pacific Cascade Minerals Inc.	8/8
Paula Rogers	Independent	Athabasca Uranium Inc.	8/8
Miguel Soto	Not Independent	None	8/8
Jose Alberto Vizquerra Benavides (2)	Independent	Oban Mining Corp.	1/1

(1)     Mr. Hodgson was previously deemed not independent as he was an executive officer of the Company until 2011. Effective June, 2014 he is deemed independent.

(2)     Mr. Vizquerra was appointed to the Board on November 27, 2013 and attended all directors meetings during 2013 subsequent to his appointment.

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NP 58-201 suggests that a majority of the Board should be “independent” directors. National Instrument 58101-Disclosure of Corporate Governance Practices defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. The Company’s Chair of the Board, Barry Fraser is considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. Eugene Hodgson was previously considered not independent in accordance with NP 58-201 or the NYSE MKT Company Guide as he had been an executive officer of the Company within the past three years. Effective June 27, 2014, he is considered independent, in accordance with NP 58-201 and the NYSE MKT Company Guide. In addition, Frank Cordova, Paula Rogers, and Jose Vizquerra are considered to be “independent” within the meaning of NP 58-201 and section 803 of the NYSE MKT Company Guide. Arturo Bonillas, Bruce Bragagnolo and Miguel Soto are not considered to be “independent” within the meaning of NP 58-201 or section 803 of the NYSE MKT Company Guide as they are executive officers of the Company.

As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Board will be comprised of a majority of independent directors. See “Election of Directors” below for further details.

The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation Committee and Audit Committee. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year.

Board Mandate

A copy of the Board Charter and Corporate Governance Policies is attached as a schedule to this Circular. The mandate of the Board is to supervise the management of the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Board include:

(a)	identifying the principal risks of the Company’s business and creating and implementing appropriate systems to manage these risks;

(b)	considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

(c)	approving an annual operating plan and any capital budget plans;

(d)	satisfying itself that the Company has effective internal controls and management information systems;

(e)	selecting a CEO and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

(f)	satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(g)	approving a system for succession planning for the CEO and President, and all key executive appointments, including appointing, training and monitoring senior management;

(h)	appointing a Chair of the Board and/or a chair for each meeting of the Board;

(i)	planning for and budgeting financial and other resources sufficient to meet its commitments when due to lenders, employees, and other stakeholders;

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(j)	taking action, separate from management, on issues that require the independent action of the Board or one of its committees;

(k)	requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits; and

(l)

requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications.

At present, the Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board adopted a Majority Voting Policy on June 20, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation.

Within 90 days after the shareholders’ meeting, the Corporate Governance and Nominating Committee of the Company will determine whether to accept the resignation, which resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Board. If a resignation is accepted, the Board may leave the position vacant, fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders of the Company, or call a special meeting of shareholders to consider the election of a nominee recommended by the Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Board at which the resignation is considered. However, the director shall remain active and engaged in all other Board and Board committee activities, deliberations and decisions during this process.

A copy of the Company’s majority voting policy may be obtained under the Company’s profile on SEDAR at www.sedar.com.

Position Descriptions

The Company was co-founded by the Company’s CEO, Bruce Bragagnolo, and the Company’s President, Arturo Bonillas. As co-founders, Messrs. Bragagnolo and Bonillas have separate and overlapping roles and responsibilities, which are further described below. The titles of CEO and President are commensurate with their roles and responsibilities as co-founders of the Company and the practical recognition that Mr. Bonillas serves as the Company’s key executive in Mexico and Mr. Bragagnolo serves as the Company’s key executive outside of Mexico.

Bruce Bragagnolo is the CEO. His role and responsibilities are set out in a written position description. The CEO is responsible for meeting the corporate goals and objectives developed by the Board. He has the

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authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Board, for implementing the Company’s strategic plan and for maintaining relationships with the Company’s shareholders and other stakeholders. This authority and responsibility includes defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The CEO will initiate Board review and input or ratification on proposals on such matters as:

(a)	governance or management practices and reporting;

(b)	timely and effective operational management and control as necessary to allow the Board to fulfill its oversight responsibilities;

(c)	financing and investment;

(d)	acquisitions and restructuring;

(e)	exploration, product development or services diversification;

(f)	new business opportunities; and

(g)	major capital and operational expenditures.

Arturo Bonillas is the President. His role and responsibilities are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Board, including the management and control of the day to day operations in Mexico. He has the authority and is responsible for achieving the operational performance guidelines approved by the Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the CEO including defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The President will initiate Board review and input or ratification on proposals on such matters as:

(a)	management practices and reporting regarding operations in Mexico;

(b)	systems control and procedures, and proposals regarding efficiency improvements, with respect to operations in Mexico;

(c)	environmental and social responsibility matters; and

(d)	major capital and operational expenditures.

Barry Fraser is the Chair of the Board. His role and responsibilities are set out in a written position description. The Chair is responsible for Board leadership (including confirming governance framework and advising the directors of their obligations, presiding over Board meetings and related decision making, sitting as a member of the Corporate Governance and Nominating Committee, and in consultation with the CEO, requiring adequate personnel and resources are available for effective Board functioning), strategic leadership (including working closely with the President and CEO on matters of informed decision making and strategic oversight) and governance leadership (including assuming primary responsibility for the governance of the Board).

Although the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate for each committee delineates the role and responsibilities for each committee chair.

The Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO, CFO and the President, and such other senior key personnel as the Board from time to time directs.

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Orientation and Continuing Education

As part of an orientation program provided by the Corporate Governance and Nominations Committee, new directors are provided with an integrated Board manual of principles, policies and practice tools for Board governance, and access to an integrated website at www.timminsgold.com, public information on the Canadian SEDAR system, and restricted access for directors to confidential but relevant corporate data. New directors meet with the CEO, President and CFO to review the Company’s business, operations and finances. An annual Board meeting or strategic planning session may be scheduled at the Company’s principal properties. New directors are encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments there.

In addition to the responsibilities assumed by the committees of the Board, it is the continuing obligation of the senior corporate executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. The Company retained professional governance counsel since 2009 to brief the Board on governance matters and update Board governance documentation. Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates. Costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct (the “Code”), which identifies the key principles of corporate governance and conduct. This Code is available on the Company’s website and on SEDAR or copies may be obtained directly from the Company. The Board is responsible for monitoring general compliance with the Code. Although the Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action.

The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Board is also continuing to work on the development of a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of Statements of Business Conduct Standards, which will include guidelines for confidentiality, corporate disclosure, internet communications, securities trading and corporate citizenship. The corporate citizenship initiative includes community health, welfare and education, and environmental components.

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Board must comply with the conflict of interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she is excluded from all discussion on the matter and is not entitled to vote on resolutions of the board which evoke such a conflict. All such matters involving senior management must be dealt with by the Board regardless

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of apparent immateriality. In addition, the Board has developed a Board guideline to define independence and a process to identify and assess conflicts of interest.

Nomination of Directors

The Corporate Governance and Nominating Committee of the Board consists of Frank Cordova (Chair), Barry Fraser and Jose Vizquerra, all of whom are independent directors.

The Board has approved a written mandate for the Committee, which includes guidance on the role and responsibilities of the Chair and which includes a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a reference to a Board profile matrix of desirable experience and education that has been prepared by the Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201, section 803 of the NYSE MKT Company Guide and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include:

(a)	reviewing and recommending to the Board updates to constating documents, corporate governance policies, procedures and practices;

(b)	developing position descriptions;

(c)	assessing annually and when vacancies arise, qualified persons to be nominated for election or reelection to the Board and the committees of the Board;

(d)	assisting in the identification, evaluation and selection of key personnel and senior executives;

(e)	reviewing governance systems;

(f)	providing orientation programs for new directors and continuing development programs for existing directors; and

(g)	reviewing annually the functions of corporate governance and nominations, including Board and committee performance.

The Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2013. The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

In addition to the Corporate Governance and Nominating Committee’s ongoing mandate, on June 4, 2014 the Special Committee of the Board was constituted. The Special Committee’s mandate includes the assessment and examination of the qualifications of the existing members of the Board and potential new candidates to be nominated as members of the Board at the Meeting. For further details, see “Other Board Committees” below.

As part of its mandate, the Special Committee was specifically tasked to undertake a special Board renewal process for the annual general meeting, partly in response to the dissident campaign launched by Sentry and to further the Company’s ongoing Board renewal process. As part of the process, the Special Committee:

•	retained executive search firm, Korn Ferry International, to assist it in identifying qualified candidates;
•	engaged with and considered input on board composition from shareholders and advisors;
•	considered the appropriate mix of skills, perspectives, experience, expertise and independence to oversee the Company’s future growth, which included an evaluation of each proposed nominee’s past

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contributions (for incumbent directors) and expected contributions (for both incumbent directors and proposed candidates), taking into account, among other things:
☐	the Company’s business plan and strategic direction;
☐	the collective skills, perspectives, experience, expertise and independence of the incumbent Board; and
☐	the collective skills, perspectives, experience, expertise and independence of the proposed Board.

Following its evaluation, the Special Committee unanimously resolved to recommend that the Board approve the following individuals as nominees for the election of directors at the Meeting, which represent a mix of four new independent directors, two incumbent independent directors and one incumbent executive director: George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra. See “Election of Directors”.

Compensation

The Compensation Committee consists of three independent directors Paula Rogers (Chair), Barry Fraser and Jose Vizquerra. The Compensation Committee holds formal and informal meetings, and the committee had 100% attendance at all formal meetings held in 2013. The Compensation Committee holds its meetings in the absence of other members of the Board. The Board has approved a written mandate for the Compensation Committee which includes guidance on the role and responsibilities of the Chair. The Committee’s responsibilities include:

(a)	reviewing goals, objectives and policies relevant to compensation for the directors and officers;

(b)	reviewing strategic plans, goals and budgets related to executive compensation including annual performance objectives, incentive and equity based compensation and expense perquisites;

(c)	reviewing processes for executive and director compensation; and

(d)	reviewing annual schedules and budgets including time commitments of officers, support personnel, advisors and consultants.

The Compensation Committee develops and updates an objective process for determining executive and director compensation including retaining independent compensation advisors. Final deliberations and compensation recommendations of the Committee are made without executive officers present and final decisions require Board approval.

The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties. During the year ended December 31, 2013, the Compensation Committee engaged independent consultants, PM Search and RGA to conduct compensation studies for all officers and directors and committee members and chairs of the Company as well as to carry out an assessment of executive and directors’ compensation to determine appropriate compensation ranges based on peer group review and to determine appropriate salary levels and bonus mechanisms for senior management going forward for consideration by the Compensation Committee. The Compensation Committee made its recommendations to the Board based on the advice of the independent consultants as well as other factors.

Other Board Committees

In addition to the Audit Committee, the Governance and Nominating Committee and the Compensation Committee, there is also a Technical Committee and from time to time other additional committees will be raised to address pertinent issues, such as the recently constituted independent Special Committee.

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The Technical Committee was recently established by the Board to assist the Board in its oversight of technical and operational matters. The Technical Committee will report to the Board on a regular basis, as requested by the Board or as otherwise is necessary or appropriate to ensure the Board is properly apprised of technical and operational matters, including significant exploration and development projects and proposed authorizations for expenditure for matters having a significant technical component. The Technical Committee will also (a) assess the Company’s systems and processes for reviewing technical risks and technical controls in place at the Company’s operations, including quality assurance/quality control measures, calculation of mineral reserves and resources and similar matters and receive and review internal and external reports prepared for management on technical matters; (b) discuss with management the technical merits of proposed acquisition targets contemplated by management and systems and processes used for evaluation of such targets; and (c) consider and discuss with management significant operational initiatives proposed to be undertaken.

The Technical Committee shall be comprised of three directors appointed from time to time by the Board, all of whom shall be independent. Each member of the Technical Committee is expected to have a reasonable understanding of the mining industry and at least one member shall have a technical professional background, such as a mining engineer or geologist. The members of the Technical Committee will be determined following the Meeting.

On June 4, 2014, the Board established a Special Committee consisting of Paula Rogers (Chair), Frank Cordova and Jose Vizquerra, all of whom are independent. The Board has approved a written mandate for the Special Committee. The Special Committee’s duties and responsibilities are, among other things, to assess and examine (a) the qualifications of the existing members of the Board; (b) potential new candidates to be nominated as members of the Board; (c) any public announcements, securities filings or other communications made by or received from one or more shareholders of the Company, whether acting individually or jointly in concert (i) seeking to control or influence, in any manner, the management, Board, policies, strategy, business, affairs or governance of the Company, including by way of any shareholder proposal, public or private communications of the Board and/or other shareholders, requisition of a shareholder meeting or proxy solicitation, or (ii) proposing that one or more actions be taken by or involving the Company for the purpose of enhancing shareholder value; and (d) any plans, proposals or alternatives related thereto or otherwise developed by or available to the Company.

Assessments

The entire Board will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. Such annual assessments are provided for in the charters of the Board and each of the committees. In addition, in performing its annual compensation assessment, the Compensation Committee also conducts assessment of the executive officers, directors, committee members and committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer, director or employee of the Company or any of its subsidiaries, has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer, proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

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Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A at info@timminsgold.com. The financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BY ORDER OF THE BOARD

Barry Fraser

Chairman

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SCHEDULE A

ADVANCE NOTICE POLICY

TIMMINS GOLD CORP.

(THE “COMPANY”)

Introduction

The Company is committed to: (i) facilitating an orderly and efficient annual general meeting or, where the need arises, special meeting process; (ii) ensuring that all shareholders receive adequate notice of director the nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors.

This Advance Notice Policy fixes a deadline by which shareholders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Company that this Advance Notice Policy is in the best interests of the Company, its shareholders and other stakeholders. This Advance Notice Policy will be subject to, if and as determined by the Board, an annual review.

Nomination of Directors

(1)	For purposes of this Policy,

(a)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(2)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the directors, including pursuant to a notice of meeting or a circular prepared in connection with the meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia), or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act (British Columbia); or

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- A2 -

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of the notice provided for below in this Advance Notice Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Advance Notice Policy.

(3)

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 4 below) and in proper written form (in accordance with paragraph 5 below) to the Secretary of the Company at the principal executive offices of the Company.

(4)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement of the date of the meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

(5)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person;

(iii)	the citizenship of such person;

(iii)

the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (British Columbia) and applicable securities legislation; and

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- A3 -

(b)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws.

(6)

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(7)

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Advance Notice Policy; provided, however, that nothing in this Advance Notice Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act (British Columbia) or the discretion of the chair of the meeting. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(8)

Notwithstanding any other provision of this Advance Notice Policy, notice given to the Secretary of the Company pursuant to this Advance Notice Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(9)	Notwithstanding the foregoing, the directors may, in their sole discretion, waive any requirement of this Advance Notice Policy.

Effective Date

An earlier version of this Advance Notice Policy was approved and adopted by the Board on April 3, 2014 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Advance Notice Policy is not approved by ordinary resolution of the shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Advance Notice Policy shall terminate and be void and of not further force and effect following the terminations of such meeting of shareholders.

Governing Law

This Advance Notice Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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HOW TO CAST YOUR VOTE IN SUPPORT OF MANAGEMENT

MAKE YOUR VOICE HEARD BY VOTING YOUR WHITE PROXY TODAY

Voting Method	Registered Shareholders	Beneficial Shareholders
	If your shares are held in your name and represented by a physical certificate	If your shares are held with a broker, bank or other intermediary
Internet	www.investorvote.com	www.proxyvote.com
Facsimile	1-866-249-7775 (North American toll free) or 416-263-9524 (international)	Complete, date and sign the WHITE voting instruction form and fax it to the number listed therein.
Telephone	1-866-732-VOTE (8683) toll free	Call the number listed on your WHITE voting instruction form and vote using the 12 digit control number provided therein.
Mail	Complete, date and sign the WHITE proxy and return in the enclosed postage paid envelope to, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.	Complete, date and sign the WHITE voting instruction form and return it in the enclosed postage paid envelope.

QUESTIONS OR REQUESTS FOR VOTING ASSISTANCE MAY BE DIRECTED TO THE PROXY SOLICITOR:

NORTH AMERICAN TOLL FREE:

1-877-452-7184

COLLECT OUTSIDE NORTH AMERICA:

1-416-304-0211

EMAIL: ASSISTANCE@LAURELHILL.COM